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                                     [LETTERHEAD]

                                    April 18, 1997


Board of Directors
First Interstate Bancsystem of Montana, Inc.
401 North 31st Street
Billings, MT  59101

    RE:  1997 Securities Registration
         Our File No. 34-150-031

Gentlemen:

    You have requested our opinion as counsel to First Interstate BancSystem of Montana, Inc. ("FIBM"), regarding the legality of 69,751 shares of FIBM common stock being registered for sale with the Securities and Exchange Commission ("SEC") and the state securities commissioners of Montana and Wyoming. 46,501 of the shares are to be issued by FIBM from its authorized, but unissued, common stock. 23,250 of the shares are being offered by Homer Scott, Jr., the owner of the shares (the "Selling Shareholder").

    After reviewing relevant corporate documentation and consulting with senior management of FIBM, it is our opinion that: (1) when the 46,501 shares of common stock to be issued by FIBM are registered with the SEC and applicable state securities commissioners and sold pursuant to registration, and the full purchase price for the stock is paid in cash to FIBM, the stock will be legally issued, fully paid and non-assessable; and (2) the common stock of the Selling Shareholder is legally issued, fully paid and non-assessable, and is available for sale by the Selling Shareholder to officers and directors (including advisory directors) of FIBM and its subsidiaries and to the Savings and Profit Sharing Plan for the Employees of First Interstate BancSystem of Montana, Inc.


                                       Sincerely yours,

                                       /s/ Allan Karell

                                       ALLAN  KARELL

ALK/pc